The Company's press release dated December 16, 2002 announcing the offer should indicate that Mr. Offutt beneficially owns 8,125,884 shares of the Company's Class A Common Stock (including 7,450,492 shares of Class B Common Stock convertible into shares of Class A Common Stock), or approximately 63.5% of the voting power of the outstanding shares of Class A Common Stock.


                                                                     EXHIBIT 7.6
                                                                     -----------

                                                CONTACT: RDO EQUIPMENT, FARGO
                                                         THOMAS K. ESPEL
                                                         701/297-4288
                                                         invest@rdoequipment.com
                                                         -----------------------


                       RDO EQUIPMENT RECEIVES LETTER FROM
                         MAJORITY STOCKHOLDER INDICATING
               INTEREST IN ACQUIRING REMAINING OUTSTANDING SHARES

         FARGO, N.D., December 16, 2002 - RDO Equipment Co. (NYSE: RDO) announced today that it has received a letter from Ronald D. Offutt expressing an interest in acquiring all of the shares of the Class A Common Stock of the Company that Mr. Offutt does not currently own or control. Mr. Offutt is the Chairman of the Board and Chief Executive Officer of the Company and beneficially owns 8,095,884 shares of the Company's Class A Common Stock (including 7,450,492 shares of Class B Common Stock convertible into shares of Class A Common Stock), or approximately 64.1% of the voting power of the outstanding shares of Class A Common Stock.

         Mr. Offutt has stated that if he decides to pursue this transaction, he would commence a tender offer directly to the Company's stockholders. His letter stated that his offer would be conditioned on the tender by Company stockholders of a sufficient number of shares of Class A Common Stock such that, after the offer is completed, and assuming conversion of his shares of Class B Common Stock into shares of Class A Common Stock, he would own at least 90% of outstanding shares of Class A Common Stock. His letter also stated that he would condition his offer on the tender of at least a majority of the shares of Class A Common Stock not affiliated with Mr. Offutt, a condition which he would not waive.

         If the conditions to his offer were satisfied and the offer completed, Mr. Offutt stated that he would subsequently effect a "short-form" merger of the Company with his acquisition entity. In this merger, the remaining Company stockholders would receive the same price paid in the tender offer, except for those stockholders who elected to exercise their appraisal rights under Delaware corporate law.

         Mr. Offutt is not asking the Company to enter into any agreement with respect to the offer. He has requested that the Company's board of directors create an independent special committee to discuss the offering price and terms with him prior to his commencement by him of any offer. It is expected that the special committee will engage financial and legal advisors in connection with its role.

         Mr. Offutt stated in his letter that he has not yet finally decided the offering price he is willing to pay for the Company shares he does not own. However, he has indicated that he is currently considering an offer in a range of $5.22 to $5.66 per share.

         Mr. Offutt has stated that until he formally commences a tender offer to the Company's stockholders, he reserves the right, in his sole and absolute discretion, not to proceed with an offer for any reason.

         RDO Equipment Co. specializes in the distribution, sale, service, rental and finance of equipment and trucks to the agricultural, construction, manufacturing, transportation, and warehousing industries, as well as to public service entities, government agencies and utilities. These operations, which consist of 45 retail stores in 9 states, include one of the largest networks of John Deere construction and agricultural stores in North America. Information about the Company, including recent news and product information, is available on the Internet at - www.rdoequipment.com.

         The press release above is neither an offer to purchase nor a solicitation of an offer to sell securities of RDO Equipment. If Mr. Offutt proceeds with the offer, he will file documentation regarding the offer with the SEC. RDO Equipment will also be required to file documentation regarding its response to the offer. Investors and security holders are advised to read this documentation, when and if it becomes available, because this documentation will contain important information. Investors and security holders may obtain a free copy of the tender offer documentation (when and if available) and other related documents filed by Mr. Offutt and RDO Equipment at the SEC's web site at www.sec.gov. The tender offer documentation and such other documents may also be obtained from RDO Equipment by directing such request to RDO Equipment Co., 2829 South University Drive, Fargo, ND 58109, tel (701) 297-4288, Attention: Thomas
K. Espel.